Exhibit 99.3

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF AUGUST 6, 2007

On August 6, 2007, at 4:00 p.m., the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. met at the company’s registered offices, with the legal quorum being present and under the presidency of the Vice President Dr. José Carlos Moraes Abreu, with the purpose of deciding on the distribution of dividends complementary to the interest on capital and dividends paid in a monthly basis during the first half of 2007 and in addition to the mandatory dividend for the fiscal year 2007.

The matter was discussed and voted, the Directors unanimously deciding “ad referendum” of the General Meeting:

a)

to declare complementary dividends in the amount of R$ 0.333 per share, without withholding tax, to the debit of the Revenue Reserve account for Dividends Equalization, which is equivalent to approximately 14 times the dividends paid on a monthly basis;

b)	to pay these complementary dividends on August 27, 2007, based on the closing stockholding position as of August 17, 2007.

With no further items on the agenda, the President determined the transcription and these minutes, which having been read and approved were signed by all present, the meeting being declared closed. São Paulo-SP, August 6, 2007. (signed) José Carlos Moraes Abreu; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer